Exhibit 99.1

Form 51–102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”) 500 - 10355 Jasper Avenue
Edmonton, Alberta T5J 1Y6

Item 2.	Date of Material Change

June 16, 2020

Item 3.	News Release

A news release announcing the material change referred to in this report was disseminated on June 16, 2020 and filed on SEDAR under Aurora’s profile on the same date.

Item 4.	Summary of Material Change

The Company announced that co-founder, Steve Dobler, will retire from his roles as President and Director of the Company, effective June 30, 2020.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that co-founder, Steve Dobler, will retire from his roles as President and Director of the Company, effective June 30, 2020. Mr. Dobler has been the President of Aurora and a member of Aurora’s Board of Directors since December 2014. Upon the retirement of Mr. Dobler, the board will have nine directors, seven of whom remain independent.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officers

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Michael Singer, Interim CEO and Executive Chairman
Telephone: 1-855-279-4652

Item 9.	Date of Report

June 17, 2020